Mail Stop 3561

July 17, 2009

Via U.S. Mail and Facsimile

Gerard P. Parker
Chief Financial Officer
2305 Newpoint Parkway
Lawrenceville, GA 30043

> RE: Network Communications, Inc.
>   Form 10-K for the fiscal year ended March 29, 2009
>
>   **File No. 333-134701**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 29, 2009

Online Complementary Services, page 9

1. We note from your disclosure on page 9 that five of your online partners share in the revenue from enhanced listing revenue, directly proportionate to the leads traffic generated to the Company's site from the partner site. In this regard, please tell us and clarify in your revenue recognition policy footnote to your financial statements your accounting associated with this arrangement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 33

2. You state in your disclosure on page 33 that a change in the economic conditions or other circumstances influencing the estimate of future cash flows or fair value could result in future impairment charges of goodwill or intangibles assets with indefinite lives. In this regard, considering the significance of your goodwill and intangible assets balance at March 29, 2009 and the recognition of impairment charges during fiscal 2009, we believe you should expand your critical accounting policy to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may need to be recorded in the future periods. Specifically, provide a qualitative and quantitative sensitivity analysis underlying the assumptions that are more susceptible to change (e.g. as a result of continued economic decline, worsening of the real estate market, etc) and that could have a significant impact in the determination of the fair value of goodwill for each reporting unit. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your current impairment assessment to assess the likelihood of potential future impairments. See FR-72 for guidance.

   Further, expand your MD&A to provide a transparent discussion of the impact that changes to your assumptions will have in future operating results and liquidity.

Financial Statements

Consolidated Statements of Cash Flows, page 44

3. Reference is made to the disclosures in Note 13 – Long-Term Debt (page 63) with respect to the Senior Subordinated Debt where interest is payable-in-kind and thus, unpaid accrued interest is added to the outstanding balance of the loan. Please note that although the unpaid interest may have been legally converted to principal, the guidance in paragraph 23(d) of SFAS 95 indicates that repayments to lenders which are, in substance, payments for interest should be classified as operating cash outflows in the period paid. Further, if treatment as an operating cash outflow is provided, we believe the caption in the consolidated statement of cash flows should be specific and transparent, such as "Payment of Interest on PIK Notes" or "Redemption of PIK Notes in lieu of Interest" or some other similarly labeled caption. Please confirm that such treatment as an operating cash outflow will be applied in future filings, as applicable.

Note 2. Summary of Significant Accounting Policies

Impairment of Long-lived Assets, page 49

4. We note from your disclosure that you performed as of March 29, 2009 an impairment assessment of your long-lived assets under SFAS 144 and as result you concluded that your long-lived assets were not impaired as of March 29, 2009. In light of your existing recurring net losses for all years presented in your financial statements, the continued downturn in the real estate market and the existence of those negative factors that caused the goodwill impairment write-off during the year ended March 29, 2009, please provide us with and expand your critical accounting policy in future filing to disclose the significant assumptions underlying your analysis used in determining the recoverability of your long-lived assets. As part of your response and revised disclosure you should address how the continued declines in your consolidated operating income during fiscal 2009 and current fair market value of your debt and worsening economic conditions were considered in your cash flow analysis which supports your conclusion that no impairment was necessary for the period ended March 29, 2009. You should also consider discussing the impact that a continued decline in economic conditions will have on your assumptions and to your future operating results and liquidity.

5. Furthermore, we note from your disclosure that in addition to the recoverability assessment of your long-lived assets, you routinely review the remaining estimated useful lives of your long-lived assets. In this regard, considering that you have lost a significant amount of revenue in fiscal year 2009 due to a reduction in the number of advertisers, as more fully described on page 24 and elsewhere in your MD&A, please tell us how you considered this reduction in the

number of advertisers in assessing the remaining estimated useful lives of your advertiser lists intangible assets with estimated useful lives between 4 and 22 years, as disclosed on page 49. As part of your response, please breakout the total balance of $43,731,010 at March 29, 2009 by each different assigned estimated useful life, and fully explain any period-over-period revision made during your fiscal year ended March 29, 2009 to the respective remaining useful life category resulting from your routine review of estimated useful lives of your long lived assets. We may have further comment upon receipt of your response.

Derivatives Instruments, page 52

6. It appears from your disclosure on page 52 that you entered into derivative arrangements during fiscal years 2009, 2008 and 2007. In this regard, please provide us with and revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 44 through 47 of SFAS No. 133 and paragraph 32 of SFAS No. 157, as applicable or tell us why you do not believe these disclosures are necessary.

Note 13. Long-term Debt

Senior Credit Facility, page 64

7. We note from your disclosure that the proceeds from your new credit facility were used to repay all the amounts outstanding under the prior senior facility (dated as of November 30, 2005). In this regard, please disclose in future filings the amount, if any, of debt extinguishment gain or loss and associated expenses incurred, along with a description as to how these amounts were calculated or determined. Additionally, please disclose the line item in the statement of operations where these amounts are classified, if applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Gerard P. Parker
                (770) 822-4326